ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 27, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. James O’Connor and Ms. Christina DiAngelo

Re:	Registration Statement on Form N-14 of RS Investment Trust (the “Trust”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on

February 27, 2009 (File No. 333-157608) (the “Registration Statement”)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments of the staff of the Commission (the “Staff”) provided orally by Mr. James O’Connor on March 23, 2009, and by Ms. Christina DiAngelo on March 18, 2009, regarding the Registration Statement of the Trust relating to the proposed acquisition of the assets and liabilities of RS Smaller Company Growth Fund (the “Acquired Fund”), a series of the Trust, by RS Emerging Growth Fund, another series of the Trust (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”) in exchange for Class A, Class C, Class K, and Class Y shares of the Acquiring Fund (the “Reorganization”). For convenience of reference, Mr. O’Connor’s and Ms. DiAngelo’s comments have been summarized before each response.

1. Comment: On the first page in the Letter to Shareholders, it is indicated that the Acquiring Fund, “while it may invest in companies of any size, is likely under current market conditions to have a substantial amount of its assets invested in companies with market capitalizations up to 120% of the largest company in the Russell 2000 Index ($3.9 billion as of December 31, 2008).” Please clarify what is meant by a “substantial amount.”

Response: Effective May 1, 2009, the name of the Acquiring Fund will be changed to “RS Small Cap Growth Fund” and, as a result, this statement will no longer be part of its principal investments.

2. Comment: On the second page of the Letter to Shareholders, it is stated the Reorganization will be “a tax-free event … and, accordingly, no gain or loss will be recognized by you or the [Acquired] Fund directly as a result of the [R]eorganization.” In the Letter to Shareholders and in each instance where the tax consequences of the Reorganization are mentioned, please also include a brief statement regarding the potential loss of the use of pre-Reorganization tax losses.

Response. The disclosure on the second page of the Letter to Shareholders has been revised as follows:

“It is expected that the reorganization will be a tax-free event for federal income tax purposes and, accordingly, no gain or loss will be recognized by you or Smaller Company Growth Fund directly as a result of the reorganization. (As discussed further in the enclosed Prospectus/Proxy Statement, the combined Fund’s ability to use pre-reorganization capital losses of Smaller Company Growth Fund to offset gains of the combined Fund is expected to be limited.)”

Analogous disclosure has been added to page 3 of the Prospectus/Proxy Statement included in the Registration Statement (the “Prospectus/Proxy Statement”).

3. Comment: Please delete the two sentences on page 21 of the Prospectus/Proxy Statement that state “The Trust may request that selected brokers or nominees refrain from returning proxies in respect of shares for which voting instructions have not been received from beneficial owners or persons entitled to vote. The Trust also may request that selected brokers or nominees return proxies in respect of shares for which voting instructions have not been received if doing so is necessary to obtain a quorum.”

Response: The foregoing sentences have been deleted in the Prospectus/Proxy Statement.

4. Comment: Please delete the statement on page 22 of the Prospectus/Proxy Statement that states “broker non-votes received in respect of the Proposal will be considered votes FOR such an adjournment.”

Response: The foregoing disclosure has been deleted in the Prospectus/Proxy Statement.

5. Comment: It is noted that on October 6, 2004, the Trust’s then-adviser RS Investment Management, L.P. (“RSIM L.P.”) entered into settlement agreements with the Commission and the Office of the New York State Attorney General relating to allegations of undisclosed “market timing” activity. The Trust, its adviser and certain affiliates have also been named as defendants in litigation relating to these matters. Please explain to the Staff why such legal matters are not disclosed in the Prospectus/Proxy Statement.

Response: Item 5(a) of Form N-14 calls for the disclosure specified in Item 5(a)(3) of Form N-1A, which requires description of “any material pending legal proceedings” to which the Trust, its adviser or distributor is a party. The instruction to this item states “legal proceedings are material only to the extent that they are likely to have a material adverse effect on the Fund or the ability of the investment adviser or principal underwriter to perform its contract with the Fund.” The Trust’s adviser has informed the Trust that it does not consider the pending legal proceedings to be material in that they are not likely to have a material adverse effect on the Trust, the Funds, or the ability of the Trust’s adviser or distributor to perform their respective contracts with the Funds.

6. Comment: Please provide an analysis supporting the Trust’s determination that the Acquiring Fund will be the accounting survivor of the Reorganization, consistent with the factors set forth in the North America Security Trust (“NAST”) no-action letter (publicly available August 5, 1994).

Response: The requested NAST analysis is attached hereto as Appendix A.

7. Comment: Please add disclosure to the Prospectus/Proxy Statement estimating the capital gains incurred if all expected repositioning transactions based on the Acquired Fund’s and the Acquiring Fund’s investment portfolios as of a recent date occurred on such date. If no capital gains would be incurred as a result of such repositioning, please so state.

Response: The following disclosure has been added to page 13 of the Prospectus/Proxy Statement:

“Based on the Funds’ holdings as of January 22, 2009, and the values on that date of the securities that Smaller Company Growth Fund expected to sell in repositioning transactions relating to the Reorganization, Smaller Company Growth Fund would have realized a capital loss of approximately $3.4 million on these transactions if they had occurred on that date. This figure represents an estimate as of an historical date. Given the recent volatility experienced by securities markets, these transactions may result in a capital loss or gain on the date they actually occur.”

8. Comment: Please indicate whether the anticipated repositioning of the Acquired Fund’s investment portfolio is “forced” (e.g., because certain holdings of the Acquired Fund would violate the Acquiring Fund’s policies or investment restrictions), or discretionary on the part of the Acquiring Fund’s portfolio managers. If the latter, please add disclosure to the Schedule of Investments in the Pro Forma Financial Statements to the effect that none of the Acquired Fund’s holdings would violate the Acquiring Fund’s investment policies, but that liquidation of certain Acquired Fund holdings is planned in connection with the Reorganization.

Response: The anticipated repositioning is at the discretion of the Acquiring Fund’s portfolio managers. The following disclosure has been added at the foot of the Schedule of Investments in the Pro Forma Financial Statements:

“It is expected that Smaller Company Growth Fund will sell certain of its current holdings in anticipation of the Reorganization, and will invest the proceeds in stock similar to those held by the Emerging Growth Fund, in order to bring the portfolios more closely in line with each other (and not in order to avoid any violation of Emerging Growth Fund’s investment policies or restrictions following the Reorganization).”

9. Comment: The Prospectus/Proxy Statement indicates costs of the Reorganization (up to $450,000) will be borne by the Funds and “allocated between the Acquired Fund and the Acquiring Fund based on the expected relative benefits of the Reorganization to each Fund’s shareholders.” Please add disclosure estimating the length of time necessary, based on these anticipated benefits, for a shareholder to recoup the Reorganization costs.

Response: Given the nature of the cost allocation mechanism used by the Trust, the Trust respectfully submits that the concept of a payback period is problematic and that attempting to estimate one would lead to shareholder confusion. As stated in the Comment, costs of the Reorganization will be allocated between the Funds based on the expected relative benefits to each Fund’s shareholders, including brokerage costs avoided by each of the Funds (in connection with the sale of its securities in the case of the Smaller Company Growth Fund, and the purchase of securities in the case of the Emerging Growth Fund), and each Fund’s estimated savings for one year under the anticipated post-Reorganization expense ratios of the combined Fund.

Disclosure on page 14 of the Prospectus/Proxy Statement has been modified as follows:

“The costs of the Reorganization will be divided between the two Funds based on the expected relative benefits of the Reorganization to each Fund’s shareholders including, generally, brokerage costs avoided by each of the Funds (in connection with the sale of its securities in the case of Smaller Company Growth Fund, and the purchase of securities in the case of Emerging Growth Fund), and each Fund’s estimated savings for one year under the anticipated post-Reorganization expense ratios of the combined Fund.”

The discussion of the Board’s considerations has also been augmented to reflect that the Board considered alternative arrangements for the Funds, as well as the benefits of the Reorganization compared with these alternatives. Page 16 of the Prospectus/Proxy Statement has been revised as follows:

“The Trustees considered: . . .

•	potential alternative arrangements for Smaller Company Growth Fund, including liquidation of the Fund and attendant brokerage costs that would be incurred in connection with a liquidation;

•

the opportunity the Reorganization affords to Emerging Growth Fund to acquire a substantial portfolio of investments without incurring the brokerage costs of purchasing the securities on the open market;”

10. Comment: In the Fee Table with respect to the Pro Forma Combined RS Emerging Growth Fund on page 7 of the Prospectus/Proxy Statement, please add a footnote disclosing that the costs of the Reorganization are not included in the expense figures set forth in the table.

Response: The requested disclosure has been added.

11. Comment: Please recalculate expense examples on page 8 of the Prospectus/Proxy Statement according to the method prescribed in the Division of Investment Management’s “Dear Registrant” letter dated February 22, 1993.

Response: The expense examples on page 8 of the Prospectus/Proxy Statement have been recalculated according to the method prescribed in the letter. The Trust will henceforth calculate all expense examples called for by Item 3 of Form N-1A according to this method in its prospectuses.

12. Comment: Please add a column to the Pro Forma capitalization table on page 19 of the Prospectus/Proxy Statement to reflect adjustments due to Reorganization costs expected to be borne by the Funds, and make the appropriate downward adjustment to the net assets of the combined Fund. Please do the same in each instance in which such table appears.

Response: The requested adjustments to the Pro Forma capitalization table on page 19 of the Prospectus/Proxy Statement and in the Notes to Combining Financial Statements have been made.

13. Comment: In the Pro Forma Statement of Assets and Liabilities, please add an amount as a Liability under a new line item captioned “Reorganization Costs Payable” to reflect accrual of such costs, and make the appropriate balancing adjustments to “Accumulated Net Investment Income.” Distribute these adjustments pro rata on the basis of net assets among the individual classes.

Response: The requested adjustments to the Pro Forma Statement of Assets and Liabilities have been made.

14. Comment: At the foot of the Pro Forma Statement of Assets and Liabilities, Pro Forma Statement of Operations and Pro Forma Schedule of Investments, please add the caption “See the accompanying Pro Forma Notes to Combining Financial Statements.”

Response: The requested changes have been made.

15. Comment: Add disclosure to the Notes to Combining Financial Statements regarding the effect of the use of estimates in the preparation of financial statements.

Response: The following disclosure has been added to the Notes to Combining Financial Statements:

“1. Significant Accounting Policies

The following policies are in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.”

The subsequent Notes have been renumbered accordingly.

* * * * *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Should you have any questions, please do not hesitate to call me at (617) 951-7467. Thank you for your assistance.

Very truly yours,

/s/ Johnathan C. Mathiesen
Johnathan C. Mathiesen

cc:	Marianne Clarke, RS Investment Management Co. LLC

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP

Hsin Chau, Ropes & Gray LLP

Appendix A

Summary of Analysis in Connection with the

Accounting Survivor Determination

for the Reorganization

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the Commission has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In this connection, the Commission staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Commission staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles” (North American Security Trust SEC No-Action letter, publicly available August 5, 1994).

Based on its review, the Trust determined that the Acquiring Fund will be the accounting survivor in the Reorganization and that the performance history of the Acquiring Fund will be used after the Reorganization. In this connection, the management of the Funds noted that: (1) the combined Fund will be advised by the portfolio management team that currently advises the Acquiring Fund; (2) the combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund; (3) the portfolio composition of the combined Fund will more closely resemble the portfolio composition of the Acquiring Fund because the combined Fund will be managed by the Acquiring Fund’s portfolio management team in accordance with the investment objectives, policies, and restrictions of that Fund; (4) the expense structure and expense ratios of the combined Fund will more closely resemble those of the Acquiring Fund; and (5) the Acquiring Fund is the larger of the Funds involved in the Reorganization.